National Financial Partners Corp.

340 Madison Avenue, 20th Floor

New York, New York, 10173

July 1, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	National Financial Partners Corp.
Registration Statement on Form S-3 (File No. 333-183759)
Filed September 7, 2012
Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), National Financial Partners Corp., a Delaware corporation (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form S-3 (Registration No. 333-183759), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on September 7, 2012. The Registration Statement was declared effective on September 27, 2012.

As a result of the successful completion of the merger of the Company and Patriot Merger Corp., a wholly owned subsidiary of Patriot Intermediate Holdings B Corp. (f/k/a Patriot Parent Corp.) and a Delaware corporation, the Company has determined to withdraw the Registration Statement at this time. The Company confirms that no securities have been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) promulgated under the Act, the Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or comments or require further information, please do not hesitate to call or email Stancil E. Barton, the Company’s general counsel, at (212) 301-4000 or sbarton@nfp.com. Thank you for your assistance in this matter.

Very truly yours,

National Financial Partners Corp.

By:	/s/ Stancil E. Barton
Name:	Stancil E. Barton
Title:	Executive Vice President and General Counsel